# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neurogene Inc., CIK 0001404644
CUSIP: 64135M105
Title of class of securities: Common Stock, $0.000001 par value
Address of issuer's principal executive offices: 535 W 24th Street, 5th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,479,766; sole dispositive power 0; shared dispositive power 1,479,766; aggregate amount beneficially owned 1,479,766 (9.9% of the class)
  Comment: (1) Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of (i) 1,319,763 shares of Common Stock, and (ii) 160,003 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock (the "Warrants"), in each case, which are owned by certain private investment vehicles managed by Redmile Group, LLC ("Redmile"), including Redmile Biopharma Investments I, L.P. ("RBI I"). The Common Stock and the Warrants may be deemed beneficially owned by Redmile as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green (collectively, the "Reporting Persons") each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (2) Percentage based on: (i) 14,854,725 shares of Common Stock outstanding as of December 1, 2024, as reported by the Issuer in its Prospectus Supplement filed with the Securities and Exchange Commission on December 18, 2024 (the "Prospectus Supplement"); plus (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,479,766; sole dispositive power 0; shared dispositive power 1,479,766; aggregate amount beneficially owned 1,479,766 (9.9% of the class)
  Comment: (3) Jeremy C. Green's beneficial ownership of Common Stock is comprised of (i) 1,319,763 shares of Common Stock, and (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants, in each case, which are owned by certain private investment vehicles managed by Redmile, including RBI I. The Common Stock and the Warrants together may be deemed beneficially owned by Redmile as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. The Reporting Persons each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (4) Percentage based on: (i) 14,854,725 shares of Common Stock outstanding as of December 1, 2024, as reported by the Issuer in the Prospectus Supplement; plus (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants.
- Redmile Biopharma Investments I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 812,033; sole dispositive power 0; shared dispositive power 812,033; aggregate amount beneficially owned 812,033 (5.4% of the class)
  Comment: (5) RBI I may be deemed to beneficially own (i) 652,030 shares of Common Stock, and (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI I.
  
  (6) Percentage based on: (i) 14,854,725 shares of Common Stock outstanding as of December 1, 2024, as reported by the Issuer in the Prospectus Supplement; plus (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI I.

## Item 1. Issuer
Name of issuer: Neurogene Inc.
Address of issuer's principal executive offices: 535 W 24th Street, 5th Floor, New York, NY, 10011

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments I, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments I, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments I, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 1,479,766 (1)
Jeremy C. Green - 1,479,766 (1)
Redmile Biopharma Investments I, L.P. - 812,033 (2)
Percent of class:
Redmile Group, LLC - 9.9% (3)
Jeremy C. Green - 9.9% (3)
Redmile Biopharma Investments I, L.P. - 5.4% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments I, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 1,479,766 (1)
Jeremy C. Green - 1,479,766 (1)
Redmile Biopharma Investments I, L.P. - 812,033 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments I, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 1,479,766 (1)
Jeremy C. Green - 1,479,766 (1)
Redmile Biopharma Investments I, L.P. - 812,033 (2)

(1) Redmile's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of (i) 1,319,763 shares of Common Stock, and (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants, in each case, owned by certain private investment vehicles managed by Redmile, including RBI I. The Common Stock and the Warrants together may be deemed beneficially owned by Redmile as investment manager of such private investment vehicles. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) RBI I may be deemed to beneficially own (i) 652,030 shares of Common Stock, and (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI I.

(3) Percentage based on: (i) 14,854,725 shares of Common Stock outstanding as of December 1, 2024, as reported by the Issuer in the Prospectus Supplement; plus (ii) 160,003 shares of Common Stock issuable upon exercise of the Warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/14/2025)
- Redmile Biopharma Investments I, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, managing member of Redmile Biopharma Investments I (GP), LLC, GP of Redmile Biopharma Investments I, L.P. (02/14/2025)